Exhibit 4.2

                    AMENDMENT TO THE ARTICLES OF ASSOCIATION

At the shareholders' meeting that was held on December 7, 2003, it was proposed that for the purpose of reserving sufficient quantities of shares to permit the issuance of shares in connection with the raising of capital for the Fab 2 project, Tower Semiconductor Ltd. increase its authorized share capital from 100,000,000 shares NIS 1.00 per share to 150,000,000, NIS 1.00 per share.

The shareholders of Tower Semiconductor Ltd. resolved the following:

"That the increase in the number of the Company's authorized ordinary shares to 150,000,000 and authorized share capital to NIS 150,000,000 and the amendment of the Company's Articles of Association to reflect such increase, is hereby approved."

The above resolution was adopted by a majority of the Shareholders present in person or by proxy.